Exhibit 6.2

Advanced Fuel Technologies Limited

Extending the period of Investment from the Founders

This addendum is an integral part of the subscription agreements signed August 12, 2015

Re: Prime Trek Investment Corp - Ambrosia Rosedale Capital Limited - Abigail 5 Capital Inc.

The Directors at AFT have agreed to extend the period of investment of the founders to August 11, 2017

Signed 11 December 2016

/s/ Mireille Samson

Mireille Samson CEO

/s/ Francesca Albano

Francesca Albano CFO